Benetton Group
2003 first quarter report

UNITED COLORS
OF BENETTON.

Benetton Group S.p.A.
Villa Minelli
Ponzano Veneto (Treviso) - Italy
Share Capital: Euro 236,026,454.30 fully paid-in
Tax ID/Treviso Company register: 00193320264

Index

Directors and other officers

Board of Directors

Luciano Benetton	Chairman
Carlo Benetton	Deputy Chairman
Silvano Cassano	Managing Director
Giuliana Benetton	Directors
Gilberto Benetton	
Alessandro Benetton	
Reginald Bartholomew	
Luigi Arturo Bianchi	
Sergio De Simoi	
Gianni Mion	
Ulrich Weiss	
Pierluigi Bortolussi	Secretary to the Board

Board of Statutory auditors

Angelo Casò	Chairman
Filippo Duodo	Auditors
Dino Sesani	
Antonio Cortellazzo	Alternate Auditors
Marco Leotta	

Independent auditors

Deloitte & Touche S.p.A.

Financial highlights

Key operating data (millions of euro)	1st quarter 2003	%	1st quarter 2002	%	Change	%	Year 2002	%
Revenues	444	100.0	447	100.0	(3)	(0.7)	1,992	100.0
Cost of sales	252	56.8	247	55.1	(5)	(2.3)	1,124	56.4
Gross operating income	192	43.2	200	44.9	(8)	(4.2)	868	43.6
Income from operations	54	12.1	45	10.1	9	19.1	243	12.2
Net income/(loss)	25	5.5	19	4.3	6	28.9	(10)	(0.5)

Key financial data (millions of euro)	03.31.2003	12.31.2002	03.31.2002
Working capital	908	798	955
Assets due to be sold	73	114	-
Net capital employed	1,882	1,768	2,031
Net indebtedness	709	613	756
Shareholders' equity	1,158	1,141	1,260
Self-financing	76	349	75
Capital expenditures in tangible and intangible fixed assets	66	169	55
Purchase of equity investments	15	1	-

Share and market data	03.31.2003	12.31.2002	03.31.2002
Shareholders' equity per share (euro)	6.4	6.3	7.0
Period end share price (euro)	6.5	8.5	15.4
Screen-based market: high (euro)	9.0	15.9	15.4
Screen-based market: low (euro)	5.9	8.5	12.5
Market capitalization (thousands of euro)	1,180,132	1,543,068	2,796,006
Average no. of shares outstanding[*]	181,558,811	181,341,018	180,752,447
Number of shares outstanding	181,558,811	181,558,811	181,558,811

[*] Net of treasury shares held during the period

Employees	03.31.2003	12.31.2002	03.31.2002
Total number	7,061	7,284	7,605

Directors' report

Results for the first quarter of 2003

- The uncertain trend on national and international markets caused the Group's net sales in the first quarter of 2003 to fall by 0.7% to 444 million euro, down from 447 million euro in the corresponding period in 2002. Sales in the casual segment amounted to 340 million euro (338 million in the same quarter of last year). The sports sector posted a slight decline in sales of around 2.8%.

- Gross operating income represented 43.2% of sales, down from 44.9% in the same period of 2002.

- Income from operations, totalling 54 million euro, came to 12.2% of sales, up from 10.1% in the corresponding period of 2002.

- Net income for the period amounted to 25 million euro, compared with over 19 million euro in the first quarter of 2002.

- Self-financing generated in the period totaled 76 million euro (75 million euro in the first three months of 2002).

- The Group invested some 66 million euro in tangible and intangible fixed assets during the first three months of the year, compared with 55 million euro in the first quarter of 2002. The majority of these investments (around 59 million euro, in addition to a figure of some 730 million euro invested in previous years) went into purchasing, modernizing and renovating buildings for use in retail activities.

- Net indebtedness stood at 709 million euro at quarter end, compared with 756 million euro as of March 31, 2002 and 613 million euro at the end of December 2002. The decrease relative to year end was partly due to the normal cyclical change in working capital, and partly to investments in the retail sector.

Significant events during the quarter

In January 2003 the Benetton Group reached an agreement with the Tecnica group for the sale of business activities relating to the Nordica brand. The sale became effective as from February 1, 2003. The overall price for the transaction was calculated based on the valuation of all business components. The value of the intellectual property alone, including the Nordica trademark, was set at 38 million euro. The sale price will be paid over 5 years in six-monthly installments starting in 2004. Under this agreement, Benetton Group S.p.A. acquires 10% of Tecnica S.p.A.'s share capital with a guaranteed put (sale) option to be exercised as from February 1, 2008 and a call option for repurchase by Tecnica S.p.A. to be exercised between February 1, 2006 and January 31, 2008. This acquisition is valued at around 15 million euro.

In March 2003, the Benetton Group, through the American company Benetton Sportsystem USA Inc., signed a binding preliminary agreement for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica group. The price established for the Rollerblade brand alone amounted to 20 million euro, payable upon completion of the sale, scheduled for June 30, 2003. On this date, subject to separate valuation, other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., will also be transferred. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of Rollerblade's sales for the next five years, with a minimum guaranteed payment of 5 million euro; the Group is entitled to the operating profit for the first six months of 2003.

At the end of March the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The price established for the sale of these brands and the associated intangible fixed assets amounts to 36.5 million euro, of which 10 million euro was received on April 30, the sale's completion date; the remaining 26.5 million euro will be paid in January 2004 and will earn interest until that date.

Outlook for the full year

Despite the continuing crisis of the world economy in the international markets, and the resulting decline in consumer spending, the Group's performance has been in line with last year and with its forecasts. Having concluded the process of internal reorganization and rationalization in the early part of the year and sold its businesses in the sports equipment sector, the Group's resources will be exclusively dedicated to its core business of casual and sportswear.

Given this situation and the information currently available, the Group expects to meet its 2003 forecasts in terms of sales and margins. Its level of indebtedness is expected to be still lower at year end.

Consolidated financial statements and relevant comments

Explanatory notes

The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob resolution 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income and balance sheet as of March 31, 2003, are shown in the same format as those presented in the 2002 Directors' report.

The consolidation area has remained substantially unchanged with respect to March 31, 2002 and December 31, 2002.

Group consolidated results

Consolidated statements of income reclassified to cost of sales

(thousands of euro)

	1st quarter 2003	%	1st quarter 2002	%	Change	%
Revenues	443,952	100.0	446,866	100.0	(2,914)	(0.7)
Cost of sales						
Material and net change in inventories	126,087	28.4	116,335	26.0	9,752	8.4
Payroll and related costs	24,688	5.6	26,390	5.9	(1,702)	(6.4)
Subcontract work	83,070	18.7	82,526	18.5	544	0.7
Industrial depreciation	6,822	1.5	8,943	2.0	(2,121)	(23.7)
Other manufacturing costs	11,349	2.6	12,245	2.7	(896)	(7.3)
	252,016	56.8	246,439	55.1	5,577	2.3
Gross operating income	191,936	43.2	200,427	44.9	(8,491)	(4.2)
Selling, general and administrative expenses						
Payroll and related cost	32,402	7.3	35,862	8.0	(3,460)	(9.6)
Distribution and transport	7,769	1.8	7,221	1.6	548	7.6
Sales commissions	19,681	4.4	20,885	4.7	(1,204)	(5.8)
Advertising and promotion	24,792	5.6	29,978	6.7	(5,186)	(17.3)
Depreciation and amortization	19,492	4.4	24,533	5.5	(5,041)	(20.5)
Other expenses	33,907	7.6	36,705	8.3	(2,798)	(7.6)
	138,043	31.1	155,184	34.8	(17,141)	(11.0)
Income from operations	53,893	12.1	45,243	10.1	8,650	19.1
Other income/(expenses)						
Foreign currency gain/(loss), net	4,535	1.0	1,962	0.4	2,573	131.1
Interest income	8,475	1.9	7,928	1.8	547	6.9
Interest expenses	(17,397)	(3.9)	(17,686)	(3.9)	289	(1.6)
Other income /(expenses), net	(302)	0.0	(491)	(0.1)	189	(38.5)
	(4,689)	(1.0)	(8,287)	(1.8)	3,598	(43.4)
Income before taxes and minority interests	49,204	11.1	36,956	8.3	12,248	33.1
Income taxes	24,261	5.5	17,769	4.0	6,492	36.5
Income before minority interests	24,943	5.6	19,187	4.3	5,756	30.0
Minority interests income	(338)	(0.1)	(103)	(0.0)	(235)	n.s.
Net income	24,605	5.5	19,084	4.3	5,521	28.9

First quarter 2003

First quarter net sales amounted to 444 million euro. This was 0.7% lower than in the corresponding period of 2002. Net sales in the casual segment were in line with the first quarter of last year, rising by just 0.6%, while sales in the sports sector were down by 2.8%. This performance partly reflects the sale of the Nordica brand, whose sales contributed to the 2003 statement of income just for the month of January. Sales in the manufacturing sector fell by 8.8%, reflecting the generally depressed nature of the market. Total sales were also hurt by foreign exchange movements, with the trend in currencies such as the dollar lowering turnover by over 3%.

The Group's gross operating income came to 192 million euro, representing 43.2% of sales, compared with 44.9% in the first quarter of 2002. All sectors of the business reported a slight decline in margins, reflecting a number of factors, such as the effect of exchange rate movements and selective price cutting, which had already been introduced towards the end of last year.

Selling, general and administrative expenses amounted to 138 million euro, around 11% lower than in the same period of last year. Advertising and promotion fell back to 5.6% of sales from 6.7% the year before, thanks to a reduction in these costs.

The ratio of payroll costs to sales also improved, falling from 8% to 7.3%. This was chiefly due to the sale of the businesses in the sports segment. These disposals also explained the reduction in other administrative costs, especially depreciation and amortization charges.

Income from operations improved considerably, climbing to 12.1% of sales, compared with 10.1% in the first quarter of 2002.

The net result of foreign exchange management improved because of a more favorable trend in exchange rates over the period.

Net financial charges came down as a percentage of sales, reflecting lower interest rates and a lower level of average net indebtedness.

Net income came to 25 million euro, corresponding to 5.5% of sales, compared with over 19 million euro in the first quarter of 2002, representing 4.3% of sales.

Information by geographic area and business segment - First quarter of 2003

(millions of euro)	Euro area	%	The Americas	%	Asia	%	Other areas	%	1st quarter 2003	1st quarter 2002	Change %
Casualwear	236	79.5	24	60.2	37	82.4	43	68.8	340	338	0.6
Sportswear and equipment	39	13.0	16	39.7	7	16.4	15	23.6	77	79	(2.8)
Manufacturing and others	22	7.5	0	0.1	1	1.2	4	7.6	27	30	(8.8)
Total 1st quarter 2003	297	100.0	40	100.0	45	100.0	62	100.0	444	447	(0.7)
Total 1st quarter 2002	292		51		46		58		447		

The decrease in sales in the geographic area of "The Americas" was mainly due to the depreciation in the dollar.

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by Company management, and to supply accurate and relevant information about company performance to financial investors.

The business sectors are as follows:

• the casualwear sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail business;

• sportswear and equipment sector, with the Playlife, Nordica (which contribute just one months' worth of sales to the first quarter results), Prince, Rollerblade and Killer Loop brands;
• the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

In previous quarters, the intercompany sales of Olimpias S.p.A. were reported under the "Manufacturing and others" segment. Starting from this quarterly report, they are included in the "Casualwear" segment. This means that the results by sector represent the actual contribution of each individual segment to the consolidated numbers.

Results of the Casualwear sector - First quarter 2003

(millions of euro)	1st quarter 2003	%	1st quarter 2002	%	Change	%
Sector total revenues	340	100.0	338	100.0	2	0.6
Cost of sales	(181)	(53.1)	(176)	(52.1)	(5)	2.7
Gross operating income	159	46.9	162	47.9	(3)	(1.7)
Selling, general and administrative expenses	(112)	(33.1)	(112)	(33.0)	(0)	0.6
Income from operations	47	13.8	50	14.9	(3)	(6.7)

Sales in the casualwear segment were broadly in line with the corresponding period of 2002, rising by just 0.6%. While there was a big increase in sales volumes, the weaker dollar had an adverse effect on the overall sales result. Sales by directly-managed stores came to 35 million euro.

Gross operating income continued to be adversely affected by the aggressive commercial policy, already introduced last year, and the effect of exchange rate movements, estimated at around 1% of sales.

Selling, general and administrative expenses were broadly in line with the first quarter of 2002. Income from operations fell from 14.9% of sales to 13.8%.

Results of the Sportswear and equipment sector - First quarter 2003

(millions of euro)	1st quarter 2003	%	1st quarter 2002	%	Change	%
Sector total revenues	77	100.0	79	100.0	(2)	(2.8)
Cost of sales	(49)	(64.1)	(49)	(61.9)	(0)	0.6
Gross operating income	28	35.9	30	38.1	(2)	(8.4)
Selling, general and administrative expenses	(21)	(27.0)	(35)	(43.8)	14	(39.9)
Income from operations	7	8.9	(5)	(5.7)	12	n.s.

The results in the sports segment include just one month's worth of sales by the business relating to the Nordica brand. The decline in sales particularly reflects the impact of exchange rate movements. Gross operating income, totalling 28 million euro, fell as a percentage of sales from 38.1% to 35.9%.

Income from operations chiefly benefited from the absence of trademark amortization following the sale of the related brands to third parties. In fact, it represented 8.9% of sales, compared with 5.7% in the first quarter of 2002 in respect of the loss from operations.

Results of the Manufacturing and others sector - First quarter 2003

(millions of euro)	1st quarter 2003	%	1st quarter 2002	%	Change	%
Sector total revenues	27	100.0	30	100.0	(3)	(8.8)
Cost of sales	(22)	(81.3)	(22)	(72.1)	(0)	2.8
Gross operating income	5	18.7	8	27.9	(3)	(38.7)
Selling, general and administrative expenses	(5)	(17.9)	(8)	(29.7)	3	(44.8)
Income from operations	0	0.8	0	(1.8)	(0)	n.s.

Sales by the manufacturing division to third parties declined from 30 million to 27 million euro, while gross operating income came down from 8 million to 5 million euro.

Consolidated balance sheet reclassified according to financial criteria

(thousands of euro)

Assets	03.31.2003	12.31.2002	03.31.2002
Current assets			
Cash and banks	146,287	190,728	129,664
Marketable securities	26,591	26,291	38,797
Differentials on forward transactions	2,132	8,740	4,394
Financial receivables	29,745	71,213	13,045
	204,755	296,972	185,900
Accounts receivable			
Trade receivables	950,561	866,803	996,145
Other receivables	114,434	125,012	96,191
less - Allowance for doubtful accounts	(73,565)	(72,474)	(66,496)
	991,430	919,341	1,025,840
Assets due to be sold	72,707	113,886	-
Inventories	288,088	284,425	342,685
Accrued income and prepaid expenses	20,678	22,009	37,786
	381,473	420,320	380,471
Total current assets	1,577,658	1,636,633	1,592,211
Investments and other non-current assets			
Equity investments	17,061	2,095	2,149
Securities held as fixed assets	10	10	70,209
Guarantee deposits	15,475	16,233	12,866
Financial receivables	36,130	16,497	8,756
Other non-current receivables	9,005	10,740	7,949
Total investments and other non-current assets	77,681	45,575	101,929
Tangible fixed assets			
Real estate	642,179	594,941	594,894
Plant, machinery and equipment	352,552	352,907	379,612
Office furniture, furnishings and electronic equipment	103,403	104,105	96,013
Vehicles and aircraft	37,247	37,605	38,664
Construction in progress and advances for tangible fixed assets	15,696	17,033	13,257

Finance leases	15,027	15,057	17,058
less - Accumulated depreciation	(424,691)	(415,708)	(414,815)
Total tangible fixed assets	741,413	705,940	724,683
Intangible fixed assets			
Licenses, trademarks and industrial patents	26,781	28,897	201,243
Deferred charges	223,739	226,099	250,503
Total intangible fixed assets	250,520	254,996	451,746
TOTAL ASSETS	2,647,272	2,643,144	2,870,569

(thousands of euro)

Liabilities and Shareholders' equity	03.31.2003	12.31.2002	03.31.2002
Current liabilities			
Bank loans	63,360	32,322	159,674
Short-term loans	1,414	4,668	6,000
Current portion of bonds	-	-	258,228
Current portion of long-term loans	52,817	55,718	7,317
Current portion of lease financing	4,656	4,608	4,656
Accounts payable	302,517	339,804	370,337
Other payables, accrued expenses and deferred income	92,901	96,643	83,342
Reserve for income taxes	18,631	12,248	42,921
Total current liabilities	536,296	546,011	932,475
Long-term liabilities			
Bonds	300,000	300,000	-
Long-term loans, net of current portion	503,244	503,992	556,163
Other long-term liabilities	5,837	2,217	5,357
Lease financing	24,097	25,274	29,037
Reserve for employee termination indemnities	50,423	53,430	52,326
Other reserves	54,538	56,867	19,679
Total long-term liabilities	938,139	941,780	662,562
Minority interests in consolidated subsidiaries	**14,540**	**14,780**	**15,281**
Shareholders' equity			
Share Capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	826,533	836,393	910,832
Translation differences	(7,499)	(617)	15,677
Net income/(loss) for the period	24,605	(9,861)	19,084
Total Shareholders' equity	1,158,297	1,140,573	1,260,251
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,647,272	2,643,144	2,870,569

Financial situation - highlights

(millions of euro)	03.31.2003	12.31.2002	Change	03.31.2002
Working capital	908	798	110	955
Assets due to be sold	73	114	(41)	-
Total capital employed	1,882	1,768	114	2,031
Net indebtedness	709	613	96	756
Shareholders' equity	1,158	1,141	17	1,260
Minority interests	15	14	1	15

Like at the end of December 2002, the effect of the operation to restructure the sports segment, representing the total realizable value of the assets to be sold, has been shown separately from working capital. The decrease in the balance relative to December 31, 2002 represents the value of the Nordica business, whose sale to third parties was completed at the end of January.
Working capital is higher than at the end of December 2002 due to the cyclical nature of the various businesses; the change compared with March 31, 2002 amounts to around 47 million euro, reflecting decreases of 53 million euro in trade receivables and 58 million euro in accounts payable forming part of working capital; inventories are over 54 million euro lower.
The change in total capital employed compared with December 31, 2002 is partly explained by the trend in working capital, but above all by the combined effect of the following factors:
• additions to tangible and intangible fixed assets by way of investments totalling approximately 66 million euro;
• decreases due to disposals of 4 million euro;
• amortization and depreciation of 26 million euro;
• increases in financial fixed assets of 15 million euro.

The financial position compared to December 31, 2002 and March 31, 2002, is shown below:

(millions of euro)	03.31.2003	12.31.2002	03.31.2002
Financial liabilities:			
- within 12 months	122	97	436
- beyond 12 months	828	831	585
Securities held as financial fixed assets	-	-	(70)
Other securities	(27)	(27)	(39)
Other financial fixed assets:			
- within 12 months	(178)	(271)	(147)
- beyond 12 months	(36)	(17)	(9)
Net indebtedness	709	613	756

The Group's net indebtedness at period end amounted to 709 million euro. This figure is usually higher than at the end of the prior year for cyclical reasons. Compared with previous period ends, and in particular the first quarter of 2002, the Group's financial liabilities reflect the effect of the maturity of a bond in July 2002 and the parallel issue of a new bond, helping extend the average duration of its debt. Financial assets were affected by the sale of all investment securities, while short-term financial receivables due from others were higher.

Summary statement of cash flows

(millions of euro)	1st quarter 2003	1st quarter 2002	Year 2002
Self-financing	76	75	349
Change in working capital	(95)	(139)	8
Sale of investments	-	-	3
Net operating and financial investments	(75)	(49)	(163)
Payment of dividends	-	-	(75)
Payment of taxes	(5)	(2)	(112)
Net financial (requirements)/surplus	(99)	(115)	10

Self-financing generated by the Group amounted to 76 million euro, compared with 75 million euro in the first quarter of 2002. Compared with the prior period, financial requirements were lower despite the impact of higher investments in the quarter, thanks to the decrease in working capital.

Corporate information

Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share Capital: Euro 236,026,454.30 fully paid-in
R.E.A. (register of commerce) no. 84146
Tax ID/Treviso company register: 00193320264

Media & communication department
E-mail: info@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

Investor relations
E-mail: invrel@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

To obtain a copy of the First quarter report: www.benetton.com